October 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank Wyman and Angela Connell

Re:	NewAmsterdam Pharma Company N.V.

Form 10-K for the Year Ended December 31, 2023 (the “Form 10-K”)

Filed February 28, 2024

File No. 001-41562

Dear Mr. Wyman and Ms. Connell,

NewAmsterdam Pharma Company N.V. (the “Company,” “we,” or “our”) hereby submits this letter in response to a letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 30, 2024, with respect to the above-referenced filing.

The purpose of this letter is to respond to the Staff’s comment and provide the requested information or explanation. We have reproduced the comment below for the Staff’s convenience, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations General, page 95

Comment:

We have considered your response to our prior comment. Given the quantitative significance of the error to net loss per share, and that we do not agree that the factors cited in your qualitative assessment overcome such significance, we disagree with your conclusion that the error was immaterial. Please tell us how you intend to address the error in your reporting.

Response:

The Company respectfully acknowledges the Staff’s comment with respect to the error to net loss per share (the “error”) and advises the Staff that the Company’s audit committee (the “Committee”) has determined that the Company’s financial statements as at December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”) should no longer be relied upon due to the error. The Company intends to file a Current Report on Form 8-K (the “Form 8-K”) to disclose this determination under Item 4.02(a) thereof. Further, the Company intends to file an amendment to the Form 20-F to restate the financial statements to correct the error in question. Finally, the Company assessed the applicability of the Company’s Compensation Clawback Policy adopted pursuant to Section 10D of the Securities Exchange Act of 1934, as amended, in light of the intended restatement of financial statements in order to correct the error. No Incentive-Based Compensation (as defined in such policy) was paid during the requisite look-back period and as a result, the Company has concluded that no compensation is required to be recouped as a result of the restatement. The Company intends to disclose such determination in its amendment to the Form 20-F.

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We thank the Staff for their review and comment on the Form 10-K. If you have any questions or need any additional information, please contact me at 917-561-8193 or Ian.Somaiya@NewAmsterdamPharma.com, or our counsel, Brian K. Rosenzweig, at 212-841-1108 or brosenzweig@cov.com.

Sincerely,

/s/ Ian Somaiya
Ian Somaiya
Chief Financial Officer

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